U.S.A.
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Ballard Power Systems Inc.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	000-53543	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

9000 Glenlyon Parkway, Burnaby, British Columbia, Canada		V5J 5J8
(Address of principal executive offices)		(Zip Code)

Mark Biznek (604) 454 – 0900
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Ballard Power Systems Inc.’s Conflict Minerals Report for the reporting period January 1, 2023 to December 31, 2023 is provided as Exhibit 1.01 hereto and is publicly available at http://www.ballard.com/about-ballard/suppliers.

Item 1.02 Exhibits

As specified in Item 1.01 of this Form SD, Ballard is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Ballard Power Systems Inc.
(registrant)

Date: May 28, 2024	By:	/s/ Mark Biznek
	Name:	Mark Biznek
	Title:	Senior Vice President & Chief Operating Officer

Exhibit 1.01

Ballard Power Systems Inc.
Conflict Minerals Report
For the Year Ended December 31, 2023

This Conflict Minerals Report (the “Report”) has been prepared in compliance with Rule 13p-1 and Form SD (the “Rule”) pursuant to the Securities Exchange Act of 1934, as amended, for the year ended December 31, 2023. It has been prepared by management of Ballard Power Systems Inc. (herein referred to as “Ballard,” “the Company”, “we,” “us,” or “our”) and includes information relating to the activities of all consolidated subsidiaries.
The Rule imposes certain reporting obligations when an SEC registrant company manufactures or contracts to manufacture products that contain minerals specified in the Rule which are necessary to the functionality or production of those products. The specified minerals are cassiterite, columbite-tantalite (coltran), wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, the “Conflict Minerals”).

As described in this Report, certain of Ballard’s operations manufacture or contract to manufacture products and Conflict Minerals are necessary to the functionality or production of those products.

If a registrant can establish that the Conflict Minerals originated from sources other than the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola (the “Covered Countries”), or from recycled and scrap sources, or if it has no reason to believe that its Conflict Minerals may have originated in the Covered Countries, or if based on its reasonable country of origin inquiry the registrant reasonably believes that its Conflict Minerals did come from recycled or scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the issuer must exercise due diligence on the Conflict Minerals source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (“CMR”), to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” during the specified grace period, the CMR is not subject to an independent private sector audit.

Description of The Company’s Products Covered by this Report

Ballard provides products in three distinct product classes:

1.Fuel cell stacks: Ballard provides FCgen® and FCvelocity® fuel cell stacks to original equipment manufacturer customers and system integrators that use the stacks to produce fuel cell systems for power solutions.

2.Fuel cell modules: Ballard builds the stacks into self-contained FCwave™, FCmove™- HD, FCmove -HD+, FCmove – XD, FCmove – Rail, and FCvelocity®- HD or MD modules that are plug-and-play into larger fuel cell systems.

3.Membrane electrode assemblies: Ballard produces FCgen® membrane electrode assembly (“MEA”) and FCvelocity® MEA that are incorporated in FCgen® and FCvelocity® fuel cell stacks.

All of our products contain electronic, electrical and/or heating components that are necessary to the functionality of these products, and all of these components contain one or more Conflict Minerals.

Part I.    Due Diligence

1.1    Design of Due Diligence

The Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals. This good faith RCOI was designed to determine, to the extent reasonably possible, whether any Conflict Minerals in our products originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. We also exercised due diligence on the source and chain of custody of Conflict Minerals in our products.

Our due diligence measures have been designed to conform, in all material respects, with the framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten.

1.2    Supply chain

We purchase hundreds of components for our products, including electronic boards, valves, heating elements, electrical connectors and other hardware items, all of which are procured through a wide variety of commercial sources.

As a downstream company (as the term is used in the OECD Guidance), Ballard does not purchase Conflict Minerals directly from mines, smelters or refiners and does not have any direct relationship with them. Our supply chain with respect to our products is complex and there are many parties in the supply chain between the manufacture of our products and the original source of Conflict Minerals.

1.3    Controls Systems

Ballard has established a management system for Conflict Minerals. Our management system includes a compliance team sponsored by our Senior Vice President & Chief Operating Officer; as well as senior management representatives and a team of subject matter experts from relevant functions such as Supply Chain, Manufacturing, Finance and Legal. The team is responsible for implementing our Conflict Minerals compliance strategy and is led by a senior supply chain manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.

We also participate in the Conflict Free Sourcing Initiative (now known as the Responsible Minerals Initiative (“RMI”)), an initiative for companies from a range of industries addressing conflict minerals issues in their supply chains.
Other controls include, but are not limited to, our Code of Conduct which outlines expected behaviors for all Ballard employees, our Conflict Minerals Policy (reprinted below) and our Supplier Conduct Principles (available at http://www.ballard.com/about-ballard/suppliers).

1.3    Conflict Minerals Policy

We have adopted the following Conflict Minerals policy:

The mining of certain minerals from the eastern portion of the Democratic Republic of the Congo (DRC) and surrounding countries has financed armed conflict, resulting in violence and human rights violations in the region. In July 2010, the US Congress passed legislation requiring the US Securities and Exchange Commission (SEC) to adopt rules that all US publicly traded companies must disclose their use of Conflict Minerals. The SEC defines "Conflict Minerals" as gold, cassiterite, columbite-tantalite, wolframite, or their derivatives (specifically, tin, tantalum, and tungsten), or any other minerals or their derivatives determined by the US Secretary of State to be financing conflict in this region.

Ballard is committed to avoiding the use of Conflict Minerals which directly or indirectly finance or benefit armed groups in the DRC or adjoining countries.  Ballard is committed to complying with the reporting obligations required by the SEC, including the requirement that Ballard conduct inquiries into the source of any Conflict Minerals included in its products.

Ballard does not directly purchase or source the raw metals used in our products. For this reason, tracing the path of minerals throughout our supply chain is a complex process. We also do not have complete visibility into the sources of all component minerals. However, we actively engage with our suppliers to promote responsible sourcing practices, and we conduct due diligence to determine whether the materials provided by our suppliers contain Conflict Minerals.

Ballard suppliers are required to acknowledge Ballard’s Code of Conduct, which includes requirements regarding Conflict Minerals and responsible sourcing. Suppliers are also responsible for passing the same requirements on to their suppliers.

Suppliers will be required to declare that all products supplied either:

•Do not contain tantalum, tin, tungsten or gold that are necessary to their production or functionality, or,

•If they do contain these minerals, they originate from non-conflict areas or from smelters that have been validated by an independent private sector party to be conflict free.

Ballard will evaluate its relationships with its suppliers on an ongoing basis to ensure continued compliance with this policy.  Ballard reserves the right to request additional documentation from its suppliers regarding the source of any Conflict Minerals included in its products.  In addition, suppliers must maintain and provide Ballard upon request traceability data for a minimum of five years.  Suppliers who do not comply with these requirements shall be reviewed by Ballard’s supply chain organization for future business.

For additional information about our commitment to responsible sourcing and other human rights, see our Supplier Principles of Conduct.

1.4    Certification or Audit of Smelters and Refiners

We do not have a direct relationship with Conflict Minerals smelters and refiners and do not perform or direct audits of these entities within our supply chain. We rely on the list of smelters and refiners that have received a “conflict free” designation from the Responsible Minerals Assurance Process (“RMAP”), or other independent third-party audit program, which provide country of origin and due diligence information on the Conflict Minerals sourced by such facilities.

We have determined that the most reasonable method of determining the mines or locations of origin of the Conflict Minerals in our supply chain is to identify the smelters and refiners supplying the Conflict Minerals by requesting our suppliers to complete the Template (as defined below), and then checking those smelters and refiners with the RMAP list.

1.5    Risk Assessment

We have identified 1058 direct suppliers of various raw materials, products and services. Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify factors upstream from our direct suppliers. Accordingly we rely on these suppliers to provide us with information about the source of Conflict Minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. Many of the largest suppliers are also SEC registrants and subject to the Rule.

It is not practical to conduct a survey of all our suppliers and we believe a reasonable approach would be to conduct a survey of the suppliers who represented the majority of our expenditures in 2023 for purchases related to products we manufacture. In addition, we included suppliers of components that by their nature were likely to contain Conflict Minerals. In total, we identified 168 direct suppliers for our survey. We believe that this risk-based approach is consistent with how many peer companies are approaching their due diligence.

Supplier Survey

We conducted a survey of those suppliers described above using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the Conflict Minerals Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence. Training resources illustrating the use of the tool are available on RMI’s website. The Template is being used by many companies in their due diligence processes related to Conflict Minerals.

Survey Responses

We received responses from 73% of the suppliers surveyed. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template. We will work directly with these suppliers to provide revised responses in the future.

43 suppliers were able to identify specifically the smelters or refiners of Conflict Minerals that may have gone into parts supplied to Ballard. These responses included the names of 539 entities. We compared these facilities to the RMI list of smelters and refiners and where a supplier indicated that the facility was certified as Conflict-Free, we ensured that the name was listed by RMAP. 6 Suppliers provided only smelter identification numbers for smelters or refiners. Of the smelters or refiners named by suppliers, 5 were not on the RMI list. The remaining smelters or refiners were on the RMI list and are certified Conflict-Free by RMAP.

None of our suppliers provided information at a part number level. The large majority of the responses received provided data at a company or divisional level and, except as described above the majority of our direct suppliers were unable to specify the smelters or refiners used for components supplied to Ballard. Therefore, except as set out below, we are unable to identify any of the smelters or refiners that are actually in our supply chain.

Smelters or Refiners

The list of smelters and refiners of Conflict Minerals identified by our direct suppliers that supply such direct suppliers and may have gone into parts supplied to Ballard are listed in the Appendix.

1.6    Risk Mitigation & Future Due Diligence Measures

In response to this risk assessment, Ballard has an approved risk management plan, through which the Conflict Minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management.

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary Conflict Minerals in our products could benefit armed groups in the DRC or adjoining countries:

•As we enter into new contracts, or our contracts are renewed, we are adding a clause to require suppliers to provide information about the source of Conflict Minerals and smelters. It will take a number of years to ensure that all our supplier contracts contain appropriate flow-down clauses. In the meantime we are working with selected suppliers to ensure they provide the Conflict Minerals sourcing information until the contracts can be amended.

•Expand the number of suppliers requested to supply information.

•Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

•Engage any of our suppliers whom we have reason to believe are supplying us with Conflict Minerals from sources that may support conflict in the DRC or any adjoining country to establish an alternative source of Conflict Minerals that does not support such conflict, as provided in the OECD guidance.

•Work with relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

Part II.    Product Description

Given that all suppliers did not respond to our survey, and that the majority of responses we received were provided at a company or supplier-defined level not specific to the components supplied to Ballard, and that a number of suppliers do not know the origin of the Conflict Minerals in their products, we do not have sufficient information to determine the origin of the Conflict Minerals in our products subject to the Report, whether the Conflict Minerals came from scrap or recycled sources, the specific facilities used to process the Conflict Minerals, or the country of origin or the mine or location of the origin of the Conflict Minerals.

After exercising the due diligence described above, Ballard was unable to determine whether or not each of our products qualify as “DRC conflict free”, as defined under the Rule. Accordingly, we have reasonably determined that all of our products are “DRC conflict undeterminable”, as defined in the Rule.

The facilities used to process the Conflict Minerals in our product and their countries of origin, to the extent known, are set out above.

Ballard expects to take the risk mitigation steps described above to improve its due diligence efforts and to further mitigate the risk that Conflict Minerals contained in our products finance or benefit armed groups in the Covered Countries.

Appendix

Smelters or Refiners

The following is a list of smelters and refiners of Conflict Minerals identified by our direct suppliers that supply such direct suppliers and may have gone into parts supplied to Ballard:

Metal	Smelter Name	Smelter Country	Smelter Identification
Gold	Advanced Chemical Company	United States of America	CID000015
Gold	Aida Chemical Industries Co., Ltd.	Japan	CID000019
Gold	Agosi AG	Germany	CID000035
Gold	Almalyk Mining and Metallurgical Complex (AMMC)	Uzbekistan	CID000041
Gold	AngloGold Ashanti Corrego do Sitio Mineracao	Brazil	CID000058
Gold	Argor-Heraeus S.A.	Switzerland	CID000077
Gold	Asahi Pretec Corp.	Japan	CID000082
Gold	Asaka Riken Co., Ltd.	Japan	CID000090
Gold	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	Turkey	CID000103
Gold	Aurubis AG	Germany	CID000113
Gold	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	Philippines	CID000128
Gold	Bauer Walser AG	Germany	CID000141
Gold	Boliden AB	Sweden	CID000157
Gold	C. Hafner GmbH + Co. KG	Germany	CID000176
Gold	Caridad	Mexico	CID000180
Gold	CCR Refinery - Glencore Canada Corporation	Canada	CID000185
Gold	Cendres + Metaux S.A.	Switzerland	CID000189
Gold	Yunnan Copper Industry Co., Ltd.	China	CID000197
Gold	Chimet S.p.A.	Italy	CID000233
Gold	Chugai Mining	Japan	CID000264
Gold	Daejin Indus Co., Ltd.	Korea, Republic of	CID000328
Gold	Daye Non-Ferrous Metals Mining Ltd.	China	CID000343
Gold	DSC (Do Sung Corporation)	Korea, Republic of	CID000359
Gold	DODUCO Contacts and Refining GmbH	Germany	CID000362
Gold	Dowa	Japan	CID000401
Gold	Eco-System Recycling Co., Ltd. East Plant	Japan	CID000425
Gold	JSC Novosibirsk Refinery	Russian Federation	CID000493
Gold	Refinery of Seemine Gold Co., Ltd.	China	CID000522
Gold	Guoda Safina High-Tech Environmental Refinery Co., Ltd.	China	CID000651
Gold	Hangzhou Fuchunjiang Smelting Co., Ltd.	China	CID000671
Gold	LT Metal Ltd.	Korea, Republic of	CID000689
Gold	Heimerle + Meule GmbH	Germany	CID000694
Gold	Heraeus Metals Hong Kong Ltd.	China	CID000707
Gold	Heraeus Germany GmbH Co. KG	Germany	CID000711
Gold	Hunan Chenzhou Mining Co., Ltd.	China	CID000767
Gold	Hunan Guiyang yinxing Nonferrous Smelting Co., Ltd.	China	CID000773
Gold	HwaSeong CJ CO., LTD.	Korea, Republic of	CID000778
Gold	Inner Mongolia Qiankun Gold and Silver Refinery Share Co., Ltd.	China	CID000801

Gold	Ishifuku Metal Industry Co., Ltd.	Japan	CID000807
Gold	Istanbul Gold Refinery	Turkey	CID000814
Gold	Japan Mint	Japan	CID000823
Gold	Jiangxi Copper Co., Ltd.	China	CID000855
Gold	Asahi Refining USA Inc.	United States of America	CID000920
Gold	Asahi Refining Canada Ltd.	Canada	CID000924
Gold	JSC Ekaterinburg Non-Ferrous Metal Processing Plant	Russian Federation	CID000927
Gold	JSC Uralelectromed	Russian Federation	CID000929
Gold	JX Nippon Mining & Metals Co., Ltd.	Japan	CID000937
Gold	Kazakhmys Smelting LLC	Kazakhstan	CID000956
Gold	Kazzinc	Kazakhstan	CID000957
Gold	Kennecott Utah Copper LLC	United States of America	CID000969
Gold	Kojima Chemicals Co., Ltd.	Japan	CID000981
Gold	Kyrgyzaltyn JSC	Kyrgyzstan	CID001029
Gold	L'azurde Company For Jewelry	Saudi Arabia	CID001032
Gold	Lingbao Gold Co., Ltd.	China	CID001056
Gold	Lingbao Jinyuan Tonghui Refinery Co., Ltd.	China	CID001058
Gold	LS MnM Inc.	Korea, Republic of	CID001078
Gold	Luoyang Zijin Yinhui Gold Refinery Co., Ltd.	China	CID001093
Gold	Materion	United States of America	CID001113
Gold	Matsuda Sangyo Co., Ltd.	Japan	CID001119
Gold	Metalor Technologies (Suzhou) Ltd.	China	CID001147
Gold	Metalor Technologies (Hong Kong) Ltd.	China	CID001149
Gold	Metalor Technologies (Singapore) Pte., Ltd.	Singapore	CID001152
Gold	Metalor Technologies S.A.	Switzerland	CID001153
Gold	Metalor USA Refining Corporation	United States of America	CID001157
Gold	Metalurgica Met-Mex Penoles S.A. De C.V.	Mexico	CID001161
Gold	Mitsui Mining and Smelting Co., Ltd.	Japan	CID001193
Gold	Moscow Special Alloys Processing Plant	Russian Federation	CID001204
Gold	Nadir Metal Rafineri San. Ve Tic. A.S.	Turkey	CID001220
Gold	Navoi Mining and Metallurgical Combinat	Uzbekistan	CID001236
Gold	Nihon Material Co. LTD	Japan	CID001259
Gold	Elemetal Refining, LLC	United States of America	CID001322
Gold	Ohura Precious Metal Industry Co., Ltd.	Japan	CID001325
Gold	OJSC "The Gulidov Krasnoyarsk Non-Ferrous Metals Plant" (OJSC Krastsvetmet)	Russian Federation	CID001326
Gold	MKS PAMP SA	Switzerland	CID001352
Gold	Penglai Penggang Gold Industry Co., Ltd.	China	CID001362
Gold	Prioksky Plant of Non-Ferrous Metals	Russian Federation	CID001386
Gold	PT Aneka Tambang (Persero) Tbk	Indonesia	CID001397
Gold	PX Precinox S.A.	Switzerland	CID001498
Gold	Rand Refinery (Pty) Ltd.	South Africa	CID001512
Gold	Royal Canadian Mint	Canada	CID001534
Gold	Sabin Metal Corp.	United States of America	CID001546
Gold	Samduck Precious Metals	Korea, Republic of	CID001555
Gold	Samwon Metals Corp.	Korea, Republic of	CID001562
Gold	Schone Edelmetaal B.V.	Netherlands	CID001573
Gold	SEMPSA Joyeria Plateria S.A.	Spain	CID001585
Gold	Shandong Tiancheng Biological Gold Industrial Co., Ltd.	China	CID001619

Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China	CID001622
Gold	Sichuan Tianze Precious Metals Co., Ltd.	China	CID001736
Gold	SOE Shyolkovsky Factory of Secondary Precious Metals	Russian Federation	CID001756
Gold	Solar Applied Materials Technology Corp.	Taiwan	CID001761
Gold	Sumitomo Metal Mining Co., Ltd.	Japan	CID001798
Gold	Super Dragon Technology Co., Ltd.	China	CID001810
Gold	Tanaka Kikinzoku Kogyo K.K.	Japan	CID001875
Gold	Great Wall Precious Metals Co., Ltd. of CBPM	China	CID001909
Gold	Shandong Gold Smelting Co., Ltd.	China	CID001916
Gold	Tokuriki Honten Co., Ltd.	Japan	CID001938
Gold	Tongling Nonferrous Metals Group Co., Ltd.	China	CID001947
Gold	Torecom	Korea, Republic of	CID001955
Gold	Umicore Brasil Ltda.	Brazil	CID001977
Gold	Umicore S.A. Business Unit Precious Metals Refining	Belgium	CID001980
Gold	United Precious Metal Refining Inc.	United States	CID001993
Gold	Valcambi S.A.	Switzerland	CID002003
Gold	Western Australian Mint (T/a The Perth Mint)	Australia	CID002030
Gold	Yamakin Co., Ltd.	Japan	CID002100
Gold	Yokohama Metal Co., Ltd.	Japan	CID002129
Gold	Zhongkuang Gold Industry Co., Ltd.	China	CID002214
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	China	CID002224
Gold	Gold Refinery of Zijin Mining Group Co., Ltd.	China	CID002243
Gold	Morris and Watson	New Zealand	CID002282
Gold	SAFINA A.S.	Czechia	CID002290
Gold	Guangdong Jinding Gold Limited	China	CID002312
Gold	Umicore Precious Metals Thailand	Thailand	CID002314
Gold	Faggi Enrico S.p.A.	Italy	CID002355
Gold	Geib Refining Corporation	United States of America	CID002459
Gold	MMTC-PAMP India Pvt., Ltd.	India	CID002509
Gold	Republic Metals Corporation	United States of America	CID002510
Gold	KGHM Polska Miedz Spolka Akcyjna	Poland	CID002511
Gold	Fidelity Printers and Refiners Ltd.	Zimbabwe	CID002515
Gold	Singway Technology Co., Ltd.	Taiwan	CID002516
Gold	Henan Yuguang Gold & Lead Co., Ltd.	China	CID002519
Gold	Shandong Humon Smelting Co., Ltd.	China	CID002525
Gold	Shenzhen Zhonghenglong Real Industry Co., Ltd.	China	CID002527
Gold	Al Etihad Gold Refinery DMCC	United Arab Emirates	CID002560
Gold	Emirates Gold DMCC	United Arab Emirates	CID002561
Gold	International Precious Metal Refiners	United Arab Emirates	CID002562
Gold	Kaloti Precious Metals	United Arab Emirates	CID002563
Gold	Sudan Gold Refinery	Sudan	CID002567
Gold	T.C.A S.p.A	Italy	CID002580
Gold	REMONDIS PMR B.V.	Netherlands	CID002582
Gold	Fujairah Gold FZC	United Arab Emirates	CID002584
Gold	Industrial Refining Company	Belgium	CID002587
Gold	Shirpur Gold Refinery Ltd.	India	CID002588
Gold	Korea Zinc Co., Ltd.	Korea, Republic of	CID002605
Gold	Marsam Metals	Brazil	CID002606
Gold	Shandong Yanggu Xiangguang Co., Ltd.	China	CID002614

Gold	TOO Tau-Ken-Altyn	Kazakhstan	CID002615
Gold	Abington Reldan Metals, LLC	United States of America	CID002708
Gold	Shenzhen CuiLu Gold Co., Ltd.	China	CID002750
Gold	Albino Mountinho Lda.	Portugal	CID002760
Gold	SAAMP	France	CID002761
Gold	L'Orfebre S.A.	Andorra	CID002762
Gold	8853 S.p.A.	Italy	CID002763
Gold	Italpreziosi	Italy	CID002765
Gold	SAXONIA Edelmetalle GmbH	Germany	CID002777
Gold	WIELAND Edelmetalle GmbH	Germany	CID002778
Gold	Ogussa Osterreichische Gold- und Silber-Scheideanstalt GmbH	Austria	CID002779
Gold	AU Traders and Refiners	South Africa	CID002850
Gold	GGC Gujrat Gold Centre Pvt. Ltd.	India	CID002852
Gold	Sai Refinery	India	CID002853
Gold	Universal Precious Metals Refining Zambia	Zambia	CID002854
Gold	Bangalore Refinery	India	CID002863
Gold	Kyshtym Copper-Electrolytic Plant ZAO	Russian Federation	CID002865
Gold	Morris and Watson Gold Coast	Australia	CID002866
Gold	Degussa Sonne / Mond Goldhandel GmbH	Germany	CID002867
Gold	Pease & Curren	United States of America	CID002872
Gold	JALAN & Company	India	CID002893
Gold	SungEel HiMetal Co., Ltd.	Korea, Republic of	CID002918
Gold	Planta Recuperadora de Metales SpA	Chile	CID002919
Gold	ABC Refinery Pty Ltd.	Australia	CID002920
Gold	Safimet S.p.A	Italy	CID002973
Gold	State Research Institute Center for Physical Sciences and Technology	Lithuania	CID003153
Gold	African Gold Refinery[1]	Uganda	CID003185
Gold	Gold Coast Refinery	Ghana	CID003186
Gold	NH Recytech Company	Korea, Republic of	CID003189
Gold	TSK Pretech	Korea, Republic of	CID003195
Gold	QG Refining, LLC	United States of America	CID003324
Gold	Dijllah Gold Refinery FZC	United Arab Emirates	CID003348
Gold	CGR Metalloys Pvt Ltd.	India	CID003382
Gold	Sovereign Metals	India	CID003383
Gold	C.I Metales Procesados Industriales SAS	Colombia	CID003421
Gold	Eco-System Recycling Co., Ltd. North Plant	Japan	CID003424
Gold	Eco-System Recycling Co., Ltd. West Plant	Japan	CID003425
Gold	Augmont Enterprises Private Limited	India	CID003461
Gold	Kundan Care Products Ltd.	India	CID003463
Gold	Emerald Jewel Industry India Limited (Unit 1)	India	CID003487
Gold	Emerald Jewel Industry India Limited (Unit 2)	India	CID003488
Gold	Emerald Jewel Industry India Limited (Unit 3)	India	CID003489
Gold	Emerald Jewel Industry India Limited (Unit 4)	India	CID003490
Gold	K.A. Rasmussen	Norway	CID003497
1 Ballard has requested additional information from those suppliers who indicated that African Gold Refinery is in their supply chain. Some suppliers have indicated that no gold from African Gold Refinery is contained in Ballard’s products and others have not yet responded. Ballard will continue its inquiries in order to ensure that its suppliers comply with Ballard’s Supplier Code of Conduct.

Gold	Alexy Metals	United States of America	CID003500
Gold	Sancus ZFS (L’Orfebre, SA)	Colombia	CID003529
Gold	Sellem Industries Ltd.	Mauritania	CID003540
Gold	MD Overseas	India	CID003548
Gold	Metallix Refining Inc.	United States of America	CID003557
Gold	Metal Concentrators SA (Pty) Ltd.	South Africa	CID003575
Gold	WEEEREFINING	France	CID003615
Gold	Value Trading	Belgium	CID003617
Gold	Gold by Gold Colombia	Colombia	CID003641
Gold	Dongwu Gold Group	China	CID003663
Gold	Sam Precious Metals	United Arab Emirates	CID003666
Gold	Coimpa Industrial LTDA	Brazil	CID004010
Gold	Shenzhen Jinjunwei Resource Comprehensive Development Co., Ltd.	China	CID004435
Gold	GG Refinery Ltd.	Tanzania, United Republic of	CID004506
Gold	Impala Refineries – Base Metals Refinery (BMR)	South Africa	CID004604
Gold	Impala Rustenburg	South Africa	CID004610
Gold	Attero Recycling Pvt Ltd	India	CID004697
Gold	Inca One (Chala One Plant)	Peru	CID004704
Gold	Inca One (Koricancha Plant)	Peru	CID004705
Gold	Impala Refineries – Platinum Metals Refinery (PMR)	South Africa	CID004714
Gold	Baiyin Nonferrous Group Co.,Ltd	China
Gold	Bank Of Taiwan	Taiwan
Gold	China Gold Deal Investment Co., Ltd.	China
Gold	Cookson Métaux Précieux - Cookson CLAL	France
Gold	Jinlong Copper Co.,Ltd.	China
Gold	MK Electron co., Ltd.	Korea, Republic of
Gold	N.E.Chemcat Corporation	Japan
Gold	ScotiaMocatta, The Bank of Nova Scotia	Hong Kong
Gold	Shandong Zhongkuang Group Co.,Ltd.	China
Gold	Shang Hai Gold Exchange	China
Gold	So Accurate Group, Inc.	United States of America
Gold	Standard Bank Group	Hong Kong
Gold	Union Bank of Switzerland (UBS)	Switzerland
Tantalum	Asaka Riken Co., Ltd.	Japan	CID000092
Tantalum	Changsha South Tantalum Niobium Co., Ltd.	China	CID000211
Tantalum	Guangdong Rising Rare Metals-EO Materials Ltd.	China	CID000291
Tantalum	Exotech Inc.	United States of America	CID000456
Tantalum	F&X Electro-Materials Ltd.	China	CID000460
Tantalum	Guangdong Zhiyuan New Material Co., Ltd.	China	CID000616
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	China	CID000914
Tantalum	Jiujiang Tanbre Co., Ltd.	China	CID000917
Tantalum	AMG Brasil	Brazil	CID001076
Tantalum	Metallurgical Products India Pvt., Ltd.	India	CID001163
Tantalum	Mineracao Taboca S.A.	Brazil	CID001175
Tantalum	Mitsui Mining and Smelting Co., Ltd.	Japan	CID001192
Tantalum	NPM Silmet AS	Estonia	CID001200
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	China	CID001277
Tantalum	QuantumClean	United States of America	CID001508

Tantalum	Yanling Jincheng Tantalum & Niobium Co., Ltd.	China	CID001522
Tantalum	Solikamsk Magnesium Works OAO	Russian Federation	CID001769
Tantalum	Taki Chemical Co., Ltd.	Japan	CID001869
Tantalum	Telex Metals	United States of America	CID001891
Tantalum	Ulba Metallurgical Plant JSC	Kazakhstan	CID001969
Tantalum	Zhuzhou Cemented Carbide Group Co., Ltd.	China	CID002232
Tantalum	Hengyang King Xing Lifeng New Materials Co., Ltd.	China	CID002492
Tantalum	D Block Metals, LLC	United States of America	CID002504
Tantalum	FIR Metals & Resource Ltd.	China	CID002505
Tantalum	Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	China	CID002506
Tantalum	XinXing HaoRong Electronic Material Co., Ltd.	China	CID002508
Tantalum	Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	China	CID002512
Tantalum	KEMET de Mexico	Mexico	CID002539
Tantalum	TANIOBIS Co., Ltd.	Thailand	CID002544
Tantalum	TANIOBIS GmbH	Germany	CID002545
Tantalum	QSIL Metals Hermsdorf GmbH	Germany	CID002547
Tantalum	H.C. Starck Inc.	United States of America	CID002548
Tantalum	TANIOBIS Japan Co., Ltd.	Japan	CID002549
Tantalum	TANIOBIS Smelting GmbH & Co. KG	Germany	CID002550
Tantalum	Plansee SE Reutte	Austria	CID002556
Tantalum	Global Advanced Metals Boyertown	United States of America	CID002557
Tantalum	Global Advanced Metals Aizu	Japan	CID002558
Tantalum	Taike Technology(Suzhou)Co.,Ltd.	China	CID002566
Tantalum	KEMET Blue Powder	United States	CID002568
Tantalum	Resind Industria e Comercio Ltda.	Brazil	CID002707
Tantalum	Jiangxi Tuohong New Raw Material	China	CID002842
Tantalum	Meta Materials	Macedonia, Republic of	CID002847
Tantalum	RFH Metals & Chemicals Co., Ltd.	China	CID003159
Tantalum	Jiujiang Janny New Material Co., Ltd.	China	CID003191
Tantalum	CP Metals Inc.	United States of America	CID003402
Tantalum	V&D New Materials (Jiangsu) Co., Ltd.	China	CID003498
Tantalum	RFH Yancheng Jinye New Material Technology Co., Ltd.	China	CID003583
Tantalum	5D Production OU	Estonia	CID003926
Tantalum	Baoji tongying rare metals co. LTD	China	CID003972
Tantalum	Ximei Resources (Guizhou) Technology Co., Ltd.	China	CID003973
Tantalum	PowerX Ltd.	Rwanda	CID004054
Tantalum	Beijing Xingrongyuan Technology Co. Ltd.	China
Tantalum	Jiangsu Shengya Nonferrous Metal Material Co. Ltd.	China
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	China	CID000228
Tin	Jiangxi Ketai Advanced Material Co., Ltd.	China	CID000244
Tin	CNMC (Guangxi) PGMA Co., Ltd.	China	CID000278
Tin	Alpha	United States of America	CID000292
Tin	Cooperativa Metalurgica de Rondonia Ltda.	Brazil	CID000295
Tin	CV Gita Pesona	Indonesia	CID000306
Tin	PT Justindo	Indonesia	CID000307
Tin	PT Aries Kencana Sejahtera	Indonesia	CID000309
Tin	PT Premium Tin Indonesia	Indonesia	CID000313
Tin	CV United Smelting	Indonesia	CID000315
Tin	Dongguan City Xida Soldering Tin Products Co.	China	CID000376

Tin	Dowa	Japan	CID000402
Tin	EM Vinto	Bolivia	CID000438
Tin	Estanho de Rondonia S.A.	Brazil	CID000448
Tin	Feinhutte Halsbrucke GmbH	Germany	CID000466
Tin	Fenix Metals	Poland	CID000468
Tin	Fuji Metal Mining Corp.	Japan	CID000498
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China	CID000538
Tin	Gejiu Yunxi Group Corp.	China	CID000553
Tin	Gejiu Zili Mining And Metallurgy Co., Ltd.	China	CID000555
Tin	Guangxi Nonferrous Metals Group	China	CID000626
Tin	Guangxi Zhongshan Jin Yi Smelting Co., Ltd.	China	CID000628
Tin	Hezhou Jinwei Tin Co., Ltd.	China	CID000720
Tin	Huichang Jinshunda Tin Co., Ltd.	China	CID000760
Tin	Jean Goldschmidt International	Belgium	CID000835
Tin	Jiang Jia Wang Technology Co.	China	CID000840
Tin	Ju Tai Industrial Co., Ltd.	China	CID000934
Tin	Gejiu Kai Meng Industry and Trade LLC	China	CID000942
Tin	China Tin Group Co., Ltd.	China	CID001070
Tin	Ma An Shan Shu Guang Smelter Corp.	China	CID001098
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	CID001105
Tin	Materials Eco-Refining Co., Ltd.	Japan	CID001112
Tin	Metahub Industries Sdn. Bhd.	Malaysia	CID001136
Tin	Metallic Resources, Inc.	United States of America	CID001142
Tin	Minchali Metal Industry Co., Ltd.	Taiwan	CID001172
Tin	Mineração Taboca S.A.	Brazil	CID001173
Tin	Ming Li Jia smelt Metal Factory	China	CID001177
Tin	Minsur	Brazil	CID001182
Tin	Mitsubishi Materials Corporation	Japan	CID001191
Tin	Jiangxi New Nanshan Technology Ltd.	China	CID001231
Tin	Ney Metals and Alloys	United States of America	CID001246
Tin	Novosibirsk Tin Combine	Russian Federation	CID001305
Tin	O.M. Manufacturing (Thailand) Co., Ltd.	Thailand	CID001314
Tin	Old City Metals Processing Co., Ltd.	China	CID001332
Tin	Operaciones Metalurgicas S.A.	Bolivia	CID001337
Tin	Pan Light Corporation	Taiwan	CID001356
Tin	PT Artha Cipta Langgeng	Indonesia	CID001399
Tin	PT Babel Inti Perkasa	Indonesia	CID001402
Tin	PT Babel Surya Alam Lestari	Indonesia	CID001406
Tin	PT Bangka Tin Industry	Indonesia	CID001419
Tin	PT Belitung Industri Sejahtera	Indonesia	CID001421
Tin	PT Bukit Timah	Indonesia	CID001428
Tin	PT DS Jaya Abadi	Indonesia	CID001434
Tin	PT Eunindo Usaha Mandiri	Indonesia	CID001438
Tin	PT Karimun Mining	Indonesia	CID001448
Tin	PT Mitra Stania Prima	Indonesia	CID001453
Tin	PT NATARI	Indonesia	CID001456
Tin	PT Panca Mega Persada	Indonesia	CID001457
Tin	PT Prima Timah Utama	Indonesia	CID001458
Tin	PT Refined Bangka Tin	Indonesia	CID001460

Tin	PT Sariwiguna Binasentosa	Indonesia	CID001463
Tin	PT Stanindo Inti Perkasa	Indonesia	CID001468
Tin	PT Sumber Jaya Indah	Indonesia	CID001471
Tin	PT Timah Tbk Kundur	Indonesia	CID001477
Tin	PT Timah Tbk Mentok	Indonesia	CID001482
Tin	PT Timah Nusantara	Indonesia	CID001486
Tin	PT Tinindo Inter Nusa	Indonesia	CID001490
Tin	PT Tommy Utama	Indonesia	CID001493
Tin	Rui Da Hung	Taiwan	CID001539
Tin	Shan Tou Shi Yong Yuan Jin Shu Zai Sheng Co., Ltd.	China	CID001606
Tin	Shangrao Xuri Smelting Factory	China	CID001648
Tin	Shenzhen Hong Chang Metal Manufacturing Factory	China	CID001694
Tin	Sichuan Guanghan Jiangnan casting smelters	China	CID001731
Tin	Soft Metais Ltda.	Brazil	CID001758
Tin	Suzhou Nuonengda Chemical Co., Ltd.	China	CID001822
Tin	Taicang City Nancang Metal Material Co., Ltd.	China	CID001845
Tin	Taiwan high-tech Co., Ltd.	Taiwan	CID001851
Tin	Taiwan Huanliang	Taiwan	CID001852
Tin	Taiwan's lofty Enterprises Ltd.	Taiwan	CID001859
Tin	Tennessee Aluminum Processors	United States	CID001882
Tin	Thailand Mine Factory	Thailand	CID001897
Tin	Thaisarco	Thailand	CID001898
Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	China	CID001908
Tin	Three green surface technology limited company	China	CID001920
Tin	Tianshui Ling Bo Technology Co., Ltd.	China	CID001929
Tin	Tin Plating Gejiu	China	CID001932
Tin	Tong Long	China	CID001943
Tin	Top-Team Technology (Shenzhen) Ltd.	China	CID001954
Tin	Untracore Co., Ltd.	Thailand	CID001998
Tin	VQB Mineral and Trading Group JSC	Vietnam	CID002015
Tin	WELLEY	Taiwan	CID002027
Tin	White Solder Metalurgia e Mineracao Ltda.	Brazil	CID002036
Tin	Wujiang City Luxe Tin Factory	China	CID002057
Tin	Xin Furukawa Metal ( Wuxi ) Co., Ltd.	China	CID002090
Tin	XURI	China	CID002099
Tin	Yifeng Tin	China	CID002121
Tin	Yiquan Manufacturing	China	CID002123
Tin	Yuecheng Tin Co., Ltd.	China	CID002147
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	CID002158
Tin	Yunnan Chengo Electric Smelting Plant	China	CID002162
Tin	Yunnan Copper Zinc Industry Co., Ltd.	China	CID002164
Tin	Yunnan Geiju Smelting Corp.	China	CID002166
Tin	Yunnan Industrial Co., Ltd.	China	CID002173
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	China	CID002180
Tin	Zhongshan Jinye Smelting Co.,Ltd	China	CID002220
Tin	Guangdong Jiatian Stannum Products Co., Ltd	China	CID002271
Tin	Guangxi Hua Tin Gold Minute Fee, Ltd.	China	CID002274
Tin	Lian Jing	China	CID002281
Tin	Yunnan Malipo Baiyi Kuangye Co.	China	CID002309

Tin	Hulterworth Smelter	China	CID002365
Tin	M/s ECO Tropical Resources	Singapore	CID002382
Tin	Sigma Tin Alloy Co., Ltd.	China	CID002408
Tin	Spectro Alloys Corp.	United States	CID002411
Tin	Xiamen Honglu Tungsten Molybdenum Co., Ltd.	China	CID002428
Tin	Solder Court Ltd.	China	CID002436
Tin	CV Venus Inti Perkasa	Indonesia	CID002455
Tin	Magnu's Minerais Metais e Ligas Ltda.	Brazil	CID002468
Tin	PT Tirus Putra Mandiri	Indonesia	CID002478
Tin	PT Wahana Perkit Jaya	Indonesia	CID002479
Tin	Melt Metais e Ligas S.A.	Brazil	CID002500
Tin	PT ATD Makmur Mandiri Jaya	Indonesia	CID002503
Tin	O.M. Manufacturing Philippines, Inc.	Philippines	CID002517
Tin	PT Inti Stania Prima	Indonesia	CID002530
Tin	CV Ayi Jaya	Indonesia	CID002570
Tin	Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	Vietnam	CID002572
Tin	Nghe Tinh Non-Ferrous Metals Joint Stock Company	Vietnam	CID002573
Tin	Tuyen Quang Non-Ferrous Metals Joint Stock Company	Vietnam	CID002574
Tin	CV Dua Sekawan	Indonesia	CID002592
Tin	PT Rajehan Ariq	Indonesia	CID002593
Tin	Hongqiao Metals (Kunshan) Co., Ltd.	China	CID002635
Tin	PT Cipta Persada Mulia	Indonesia	CID002696
Tin	An Vinh Joint Stock Mineral Processing Company	Vietnam	CID002703
Tin	Resind Industria e Comercio Ltda.	Brazil	CID002706
Tin	Super Ligas	Brazil	CID002756
Tin	PT O.M. Indonesia	Indonesia	CID002757
Tin	Aurubis Beerse	Belgium	CID002773
Tin	Aurubis Berango	Spain	CID002774
Tin	PT Bangka Prima Tin	Indonesia	CID002776
Tin	Chofu Works	China	CID002786
Tin	Arco Alloys	United States	CID002809
Tin	PT Sukses Inti Makmur	Indonesia	CID002816
Tin	An Thai Minerals Co., Ltd.	Vietnam	CID002825
Tin	PT Kijang Jaya Mandiri	Indonesia	CID002829
Tin	Thai Nguyen Mining and Metallurgy Co., Ltd.	Vietnam	CID002834
Tin	PT Menara Cipta Mulia	Indonesia	CID002835
Tin	HuiChang Hill Tin Industry Co., Ltd.	China	CID002844
Tin	Gejiu Fengming Metallurgy Chemical Plant	China	CID002848
Tin	Guanyang Guida Nonferrous Metal Smelting Plant	China	CID002849
Tin	Modeltech Sdn Bhd	Malaysia	CID002858
Tin	Gejiu Jinye Mineral Company	China	CID002859
Tin	PT Lautan Harmonis Sejahtera	Indonesia	CID002870
Tin	Xianghualing Tin Industry Co., Ltd.	China	CID002946
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China	CID003116
Tin	Chifeng Dajingzi Tin Industry Co., Ltd.	China	CID003190
Tin	PT Bangka Serumpun	Indonesia	CID003205
Tin	Pongpipat Company Limited	Myanmar	CID003208
Tin	Tin Technology & Refining	United States of America	CID003325

Tin	Dongguan CiEXPO Environmental Engineering Co., Ltd.	China	CID003356
Tin	Ma'anshan Weitai Tin Co., Ltd.	China	CID003379
Tin	PT Masbro Alam Stania	Indonesia	CID003380
Tin	PT Rajawali Rimba Perkasa	Indonesia	CID003381
Tin	Luna Smelter, Ltd.	Rwanda	CID003387
Tin	Omodeo A. E S. Metalleghe Srl	Italy	CID003395
Tin	Yunnan Yunfan Non-ferrous Metals Co., Ltd.	China	CID003397
Tin	Precious Minerals and Smelting Limited	India	CID003409
Tin	Gejiu City Fuxiang Industry and Trade Co., Ltd.	China	CID003410
Tin	PT Mitra Sukses Globalindo	Indonesia	CID003449
Tin	TRATHO Metal Quimica	Brazil	CID003474
Tin	CRM Fundicao De Metais E Comercio De Equipamentos Eletronicos Do Brasil Ltda	Brazil	CID003486
Tin	CRM Synergies	Spain	CID003524
Tin	Dragon Silver Holdings Limited	China	CID003579
Tin	Rian Resources SDN. BHD.	Malaysia	CID003581
Tin	Fabrica Auricchio Industria e Comercio Ltda.	Brazil	CID003582
Tin	DS Myanmar	Myanmar	CID003831
Tin	PT Putera Sarana Shakti (PT PSS)	Indonesia	CID003868
Tin	Mining Minerals Resources SARL	Congo, Democratic Republic of the	CID004065
Tin	Takehara PVD Materials Plant / PVD Materials Division of Mitsui Mining & Smelting Co., Ltd.	Japan	CID004403
Tin	Malaysia Smelting Corporation Berhad (Port Klang)	Malaysia	CID004434
Tin	PT Mitra Graha Raya	Indonesia	CID004685
Tin	Rikayaa Greentech Private Limited	India	CID004692
Tin	Woodcross Smelting Company Limited	Uganda	CID004724
Tin	Assisi Recycing Maclodio	Italy
Tin	DingNan JiaWang HuanBao Co. LTD	China
Tin	Guangxi Zhongshan Jin Yi Smelting Co., Ltd	China
Tin	Hunan Xianghualing Tin Co. ltd	China
Tin	Intals	Italy
Tin	Kovohute Pribram nastupnicka, a. s.	Czechia
Tin	Materials Eco-Refining CO.,LTD	Japan
Tin	Medeko cast, s.r.o.	Slovakia
Tin	Nathan Trotter & Co., Inc.	United States of America
Tin	Raffmetal	Italy
Tin	RMB	Italy
Tin	Stemin Spa	Italy
Tin	ООО "Новосибирский оловянный комбинат"	Russian Federation
Tungsten	A.L.M.T. Corp.	Japan	CID000004
Tungsten	Kennametal Huntsville	United States of America	CID000105
Tungsten	Guangdong Xianglu Tungsten Co., Ltd.	China	CID000218
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	China	CID000258
Tungsten	CNMC (Guangxi) PGMA Co., Ltd.	China	CID000281
Tungsten	Fujian Jinxin Tungsten Co., Ltd.	China	CID000499
Tungsten	Global Tungsten & Powders Corp.	United States of America	CID000568
Tungsten	Hunan Chenzhou Mining Group Co., Ltd.	China	CID000766
Tungsten	Hunan Jintai New Material Co., Ltd.	China	CID000769
Tungsten	Japan New Metals Co., Ltd.	Japan	CID000825

Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd.	China	CID000875
Tungsten	Kennametal Fallon	United States of America	CID000966
Tungsten	Nanchang Cemented Carbide Limited Liability Company	China	CID001228
Tungsten	Tejing (Vietnam) Tungsten Co., Ltd.	Vietnam	CID001889
Tungsten	Vietnam Youngsun Tungsten Industry Co., Ltd.	Vietnam	CID002011
Tungsten	Wolfram Bergbau und Hutten AG	Austria	CID002044
Tungsten	Xiamen Tungsten Co., Ltd.	China	CID002082
Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	China	CID002095
Tungsten	Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd.	China	CID002313
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China	CID002315
Tungsten	Jiangxi Yaosheng Tungsten Co., Ltd.	China	CID002316
Tungsten	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China	CID002317
Tungsten	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	China	CID002318
Tungsten	Malipo Haiyu Tungsten Co., Ltd.	China	CID002319
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	China	CID002320
Tungsten	Jiangxi Gan Bei Tungsten Co., Ltd.	China	CID002321
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	China	CID002494
Tungsten	Asia Tungsten Products Vietnam Ltd.	Vietnam	CID002502
Tungsten	Hunan Shizhuyuan Nonferrous Metals Co., Ltd. Chenzhou Tungsten Products Branch	China	CID002513
Tungsten	Ganzhou Yatai Tungsten Co., Ltd.	China	CID002536
Tungsten	Sanher Tungsten Vietnam Co., Ltd.	Vietnam	CID002538
Tungsten	H.C. Starck Tungsten GmbH	Germany	CID002541
Tungsten	TANIOBIS Smelting GmbH & Co. KG	Germany	CID002542
Tungsten	Masan High-Tech Materials	Vietnam	CID002543
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China	CID002551
Tungsten	Hunan Chuangda Vanadium Tungsten Co., Ltd. Wuji	China	CID002579
Tungsten	Niagara Refining LLC	United States of America	CID002589
Tungsten	China Molybdenum Tungsten Co., Ltd.	China	CID002641
Tungsten	Ganzhou Haichuang Tungsten Co., Ltd.	China	CID002645
Tungsten	Jiangxi Xianglu Tungsten Co., Ltd.	China	CID002647
Tungsten	Hydrometallurg, JSC	Russian Federation	CID002649
Tungsten	Avon Specialty Metals Ltd	United Kingdom	CID002704
Tungsten	Unecha Refractory metals plant	Russian Federation	CID002724
Tungsten	South-East Nonferrous Metal Company Limited of Hengyang City	China	CID002815
Tungsten	Philippine Chuangxin Industrial Co., Inc.	Philippines	CID002827
Tungsten	Xinfeng Huarui Tungsten & Molybdenum New Material Co., Ltd.	China	CID002830
Tungsten	ACL Metais Eireli	Brazil	CID002833
Tungsten	Moliren Ltd.	Russian Federation	CID002845
Tungsten	Hunan Litian Tungsten Industry Co., Ltd.	China	CID003182
Tungsten	KGETS Co., Ltd.	Korea, Republic of	CID003388
Tungsten	Fujian Ganmin RareMetal Co., Ltd.	China	CID003401
Tungsten	Lianyou Metals Co., Ltd.	Taiwan	CID003407
Tungsten	JSC "Kirovgrad Hard Alloys Plant"	Russian Federation	CID003408
Tungsten	NPP Tyazhmetprom LLC	Russian Federation	CID003416
Tungsten	Hubei Green Tungsten Co., Ltd.	China	CID003417
Tungsten	Albasteel Industria e Comercio de Ligas Para Fundicao Ltd.	Brazil	CID003427
Tungsten	Cronimet Brasil Ltda	Brazil	CID003468

Tungsten	Artek LLC	Russian Federation	CID003553
Tungsten	Ganzhou Sunny Non-Ferrous Metals Co., Ltd.	China	CID003580
Tungsten	Fujian Xinlu Tungsten Co., Ltd.	China	CID003609
Tungsten	OOO “Technolom” 2	Russian Federation	CID003612
Tungsten	OOO “Technolom” 1	Russian Federation	CID003614
Tungsten	LLC Vostok	Russian Federation	CID003643
Tungsten	Yudu Ansheng Tungsten Co., Ltd.	China	CID003662
Tungsten	Hannae For T Co., Ltd.	Korea, Republic of	CID003978
Tungsten	Tungsten Vietnam Joint Stock Company	Vietnam	CID003993
Tungsten	Nam Viet Cromit Joint Stock Company	Vietnam	CID004034
Tungsten	Dongkuk Industries Co., Ltd.	Korea, Republic of	CID004060
Tungsten	Lianyou Resources Co., Ltd.	Taiwan	CID004397
Tungsten	Shinwon Tungsten (Fujian Shanghang) Co., Ltd.	China	CID004430
Tungsten	Kenee Mining Corporation Vietnam	Vietnam	CID004619
Tungsten	Asonext S.p.A.	Italy
Tungsten	BESEEM MINING CO., LTD.	China
Tungsten	CB CERATIZIT Zhangzhou Carbide Co.,Ltd	China
Tungsten	Ganzhou Hongfei Tungsten & Molybdenum Materials Co., Ltd.	China
Tungsten	Luoyang Mudu Tungsten & Molybdenum Technology Co., Ltd.	China
Tungsten	NLMK Verona S.p.A.	Italy
Tungsten	TaeguTec Ltd.	Korea, Republic of
Tungsten	TSK Pretech	Korea, Republic of
Tungsten	Woltech Korea Co., Ltd.	Korea, Republic of

Countries of Origin

The following list of potential countries of origin is based on publicly available information, our RCOI, and due diligence. It is important to note that this is also based on company level responses and therefore it is not certain which of these countries of origin can be linked to our products.

Afghanistan, Åland Islands, Albania, American Samoa, Andorra, Angola, Argentina, Armenia, Aruba, Australia, Austria, Azerbaijan, Bahamas, Barbados, Belarus, Belgium, Benin, Bermuda, Bolivia, Botswana, Brazil, Bulgaria, Burkina Faso, Burundi, Cambodia, Canada, Central African Republic, Chile, China, Colombia, Cyprus, Czechia, Democratic Republic of Congo, Djibouti, Dominican Republic, Ecuador, Egypt, El Salvador, Eritrea, Estonia, Ethiopia, Fiji, Finland, France, Georgia, Germany, Ghana, Guam, Guatemala, Guinea, Guyana, Honduras, Hong Kong, Hungary, India, Indonesia, Ireland, Israel, Italy, Ivory Coast, Japan, Jersey, Kazakhstan, Kenya, Korea, Kyrgyzstan, Liberia, Liechtenstein, Lithuania, Luxembourg, Madagascar, Malaysia, Mali, Mauritania, Mexico, Mongolia, Morocco, Mozambique, Myanmar, Namibia, Netherlands, New Zealand, Nicaragua, Niger, Nigeria, Norway, Oman, Panama, Papua New Guinea, Peru, Philippines, Poland, Portugal, Russian Federation, Rwanda, Samoa, Saudi Arabia, Senegal, Serbia, Sierra Leone, Singapore, Slovakia, Solomon Islands, South Africa, South Sudan, Spain, Sudan, Suriname, Sweden, Switzerland, Taiwan, Tajikistan, Tanzania, Thailand, Togo, Turkey, Uganda, United Arab Emirates, United Kingdom, United States of America, Uruguay, Uzbekistan, VietNam, Zambia, and Zimbabwe